The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802

Correspondence 3

VIA EDGAR

May 3, 2010

Ellen Sazzman, Esq.
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C.   20549-0506

RE:   Tandy Representations – The Lincoln National Life Insurance Company and
Lincoln National Variable Annuity Account H (File Nos. 333-63505; 811-05721)

Dear Ms. Sazzman:

In regards to the referenced filing, The Lincoln National Life Insurance Company and
Lincoln National Variable Annuity Account H (together “LNL”) represent the following:

•	LNL is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

•	LNL may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ronald R. Bessette
Senior Counsel